

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Gaofei Wang
Chief Executive Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

> **Re: Weibo Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-36397**

Dear Gaofei Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Yuting Wu